November 17, 2004
Mail Stop 0408

By U.S. Mail and facsimile to (941) 951-6189

Corey J. Coughlin
President and Chief Executive Officer
First State Financial Corporation
22 South Links Avenue
Sarasota, FL 34246

Re:	First State Financial Corporation
	Form S-1 filed October 18, 2004
	File No. 333-119800

Dear Mr. Coughlin:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise the prospectus to comply with the plain English rules. For example, eliminate legalisms such as therewith, herein, therein, and hereunder.

About This Prospectus

2. Delete the last sentence of the first paragraph or discuss the duty to update the prospectus.

3. Delete the second paragraph. You are responsible for the accuracy of information in the prospectus.

Summary
General

4. In compliance with Item 503 of Regulation S-K, please revise your summary to provide a brief overview of more detailed and complex information, which should be moved to an alternate section of the prospectus. For example, history of the corporation and bank, as well as specific management qualifications and information about your markets, should be moved to their respective sections.

5. Please provide an overview and the objectives of the transaction at the beginning of this section.

Our Strategy - page 2

6. In the first sentence of the last paragraph of this section, please clarify what you mean by "strong concentrations of business relationships."

7. In the last sentence of the last paragraph of this section, please clarify to what the pronoun "It" refers and also how you have determined a reduction of cost can be achieved.

Information about our markets - page 5

8. Please confirm whether you are referring to household income in the ultimate sentence of the fourth paragraph of this section.

Recent Developments - page 5

9. Please consider disclosing the nature of the purchasers involved in the private offering and circumstances surrounding this sale in this and other sections where this transaction is discussed.

Risk Factors
General

10. Please consider including an additional risk factor pertaining to the types of lending in which you engage and the inherent risks associated with those loans with particular emphasis on construction and development, commercial real estate, and the loans that entail significantly more risk.

11. Tell us whether the recent hurricanes have had a material impact upon your business or the business of your major borrowers.


If we lose key employees our business may suffer - page 9

12. Please consider disclosing whether the employment agreements with key employees contain any non-compete clauses.

We may need to raise additional capital, which could dilute your ownership - page 10

13. Please consider disclosing in this risk factor the stock options set aside for management and employees.

Cautionary Note Concerning Forward- Looking Statements - page 10

14. Remove any references to the Private Securities Litigation
Reform
Act.  It does not apply to an initial public offering.

Management`s Discussion and Analysis of Financial Condition and
Results of Operation
General

15. Update the filing to include an MD&A discussion and financial statements for the interim period ended September 30, 2004.

16. Consider adding a paragraph which gives an overview of the your operations and cash flow. Refer to the following sub-sections in this section in order to give a brief summary.

17. Please consider adding a section devoted to forward-looking information and management`s projections as contemplated by Item
303(a)(7) of Regulation S-K.

Lending Activities - page 22

18. In the last sentence of the third paragraph of this section, please consider expressing $3.6 million as a percentage in addition to a dollar amount, in order to maintain consistency.

Investment Securities - page 27

19. Please move this section so that it precedes the table to which it refers or change "the following table" to a specific page number.

Six Months Ended June 30, 2004 compared to June 30, 2003, Years
Ended
December 31, 2003 and December 31, 2002 and Years Ended December
31,
2002 and December 31, 2001- Provision For Loan Losses - pages 32-
34

20. Expand the discussion to explain the reasons for changes in each component of the loan loss allowance - specific, general based on loss factors applied to loan types by grade, and general or unallocated for other environmental factors, so that a reader can understand how changes in asset quality and risks of the portfolio during each period relate to the loan loss allowance established at period-end. Quantify each component of the allowance and explain:

* How changes in loan concentration, quality and terms that occurred during the period are reflected in the allowance,

* Why reallocations of the allowance, if any, among different parts of the portfolio or different components of the allowance occurred,

* How actual changes and expected trends in nonperforming loans and charge-offs impacted your determination of the allowance, and

* How changes in the economic environment and other qualitative factors impacted your determination of the unallocated component of the allowance.

Summary Compensation Table - page 43

21. Tell us how the figure of $4,200 was determined for Mr.
Coughlin`s director fees based on the Director Compensation disclosed on page 42.

Federal Bank Holding Company Regulation and Structure - page 48

22. In the last sentence of the third paragraph of this section, you state that you have not applied to become a financial holding company. Please disclose whether you have any intention at this time to apply to be a financial holding company in the future.

Federal and State Bank Regulation - page 49

23. In the third paragraph of this section, you disclose that the Bank has a Community Reinvestment Act rating of "Satisfactory."
Please provide some context for this rating.

Change Of Accountants - page 54

24. If true, revise the disclosure to state that CPA Associates` report on the financial statements for the company for 2003 and 2002 did not contain an adverse opinion or disclaimer of opinion nor was such report qualified or modified as to uncertainty, audit scope or accounting principles.

25. File the letter of the former accountants addressed to the Commission as an exhibit stating whether it agrees with the statements made by the registrant pursuant to Item 304(a) of Regulation S-K and, if not, stating the respects in which it does not agree. Refer to Item 304(a)(3) of Regulation S-K.

Financial Statements

Six Months Ended June 30, 2004 and 2003

Consolidated Balance Sheets (Unaudited) - page F-1

26. Revise the amount of common stock issued contained in the line item titled Common Stock to refer to the interim period ended.

Year ended December 31, 2003 and 2002

Note 2- Securities - page F-17

27. Please revise to affirm your ability to hold securities with unrealized losses until they are projected to recover their value. Your assertion should be more specific than for the foreseeable future. Refer to SAB 59 and FAS 115.

General

28. At a minimum provide the disclosures required by items III (C) and IV of Guide III for the interim period.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Christina Harley at (202) 942-1926 or Don Walker at (202) 942-1799 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn
McHale at (202) 824-5538 or me at (202) 942-1760 with any other questions.

						Sincerely,



						Todd K. Schiffman
						Assistant Director


cc:	John P. Greeley
	Smith MacKinnon, PA
	Suite 800
	255 South Orange Avenue
	Orlando, FL 32801

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First State Financial Corporation
Mr. Corey J. Coughlin
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